🔥 Revolutionary prosthetics to end physical disability 💪



Highlights

Highlights

1. 🚀 CEO sold last company Bebo to Amazon & has scaled companies to 1 billion users

2. 🏆 World-class leadership team from Apple, Tesla, Nike, Intel & IDEO

3. 📱 Team's track record includes bringing the first iPhone, iMac, and Tesla Model S to market

4. ✔️ AI-powered, mind-controlled arm restores basic sense of touch, near-full dexterity, & curls 45 lbs

5. 💰 Competitive moat secured by $120 million R&D grant from DARPA and US Dept. of Defense

6. 🔥 Positioned to disrupt the fast-growing $800B physical disability market

6. 🔥 Positioned to disrupt the fast-growing $800B physical disability market

7. 💸 Backed by venture capital firm Village Global whose LPs include Bill Gates and Jeff Bezos

8. 📰 New York Times, Fast Company, 60 Minutes, PBS, & CNN features

Our Team



Tyler Hayes

Serial entrepreneur. Bebo Co-Founder & COO (acquired by Amazon). Employee #10 at YC-backed Disqus (acquired by Zeta). Scaled companies from 0-100 employees and to 1 billion users. Funded by top VCs Village Global, MXB, and Techstars. Psychology BA.

> Atom is my 4th company and hopefully my last company — my life mission is to end disability. After selling Bebo to Amazon, I wanted to return to big meaningful problems impactful to all of humanity. *No one* should have to live with a permanent injury or disability. We have reusable rockets and electric cars... it's time for artificial limbs.



Doug Satzger



Iconic product creator. Industrial Design Executive with history at Apple, Intel, Palm & IDEO. Led teams responsible for the first iMac & iPhone under CEO Steve Jobs, and managed entire iPod, iMac & iPad portfolio. Named on 500+ patents. Design BA.



Eric Monsef

Senior tech pioneer previously with Apple, HP & Glydways. Created Apple's Core Hardware Team of 180 Deep Engineers, managed $250M budget & led architecture / design on the original MacBook & 11 MacBook Pros. Named on 40+ patents. Engineering BS, MS.



Erik Shahoian

Veteran technologist with world-class track record at Apple, Tesla, Seismic & Immersion. Founder of 2 medical device companies. 35+ years of automotive, medical, aerospace & robotics product / R&D experience. Named on 120+ patents. Engineering BS.



Kar-Han Tan

Seasoned Artificial Intelligence, Robotics & Computer Vision expert. Former VP of Engineering at NovuMind, Managed R&D at Singtel & Epson, Head of Advanced Development at HP. Named on 60+ patents and 5000+ citations. Computer Science BS, MS, & PhD.



Greg Springer

Engineering exec frequently sought out to solve the hardest problems. Previously with Apple, Google, & Glydways. At Apple, Director of HW Engineering - Core Architecture, and led Thunderbolt standard development. Named on 50+ patents. Engineering BS.



Albert Chi, MD, MSE, FACS

Associate Professor of Surgery at Oregon Health Science University. Former Medical Director at Johns Hopkins Targeted Muscle Reinnervation Program & Applied Physics Lab R&D. Lieutenant Commander in US Navy Reserve. Biomedical Engineering BS, MS & MD.



Meg Grant

Wearable technology engineer. Textile-embedded product experience with Google, Honda & Seismic. Specialties include soft circuit techniques, AR / VR motion & apparel-based exo-suits. Network Resident at Autodesk Technology Center. Design BA.



Steven Savas

Product development pro with go-to-market history for 30+ biomedical, wearables & consumer electronics products. Conception to testing to production experience for 20+ companies including Intel & APDM Wearable Technologies. Mechanical Engineering BS.

Why Atom Limbs?

Atom Limbs is making the world's first artificial human arm. We're giving 50M+ limb-different people their limbs back, and revolutionizing the $800B+ physical disability industry.

THE PROSTHETICS INDUSTRY IS BROKEN

LIFETIME MEDICAL CARE COSTS FOR AN AMPUTEE...

$500,000+



PROSTHETICS ARE
PAINFUL &
POORLY-DESIGNED.
—
AMPUTEES CHOOSE
NOT TO USE THEM.

Despite modern advancements in medicine and tech, many artificial limbs available today still resemble the prosthetics given to amputees in the 1890s... Meant to give the appearance of a functioning limb, they're relatively useless to the wearer. Even the most advanced artificial limbs on the market are bulky and powered by the body, severely limiting their potential.

Less than 1 in 5 arm amputees wear a prosthetic — prosthetics simply are not good enough.





> "Prosthetic arm technology is still **so limited** that I become **more disabled** when I wear one."
>
> Britt H. Young
> Input Magazine
> March 4, 2021

OUR ADVANTAGE IS IN $120M OF R&D

Atom's technology is built on an exclusive partnership with Johns Hopkins to consumerize their Modular Prosthetic Limb system, which received $100M+ of R&D funding from DARPA.



What started as a grant from the Defense Advanced Research Projects Agency for Johns Hopkins University's Applied Physics Laboratory has turned into a phenomenon that has the prosthetics world buzzing.

Tested by over 20 disabled individuals with groundbreaking results, the prototype was already changing the research world. Now Atom Limbs is massively improving that prototype — bringing costs down significantly and massively increasing value — and taking it to market. Finally providing amputees

with a solution that provides real value.



Built on
15 YEARS
of DARPA R&D

JOHNS HOPKINS
APPLIED PHYSICS LABORATORY   DARPA

Partnered with
Johns Hopkins
Applied Physics
Laboratory

OUR TEAM'S GLOBAL TRACK
RECORD IS NO SECRET

We've brought
iconic products
people **LOVE**
to market

including the first:

  

iPhone   iMac   Tesla



Tyler Hayes
CEO

15+ years starting & leading
companies at Bebo (COO, acq.
Amazon), Prime (CEO), and
Disqus (acq. Zeta).



Doug Satzger
CDO

30+ years designing iconic
products and leading Industrial
Design at Apple, IDEO, Intel,
and Palm.



Eric Monsef
CTO

30+ years leading
engineering groups at Apple,
HP, Glydways, and Trimble.
40+ patents.



Erik Shahoian
Chief Architect

20+ years leading
engineering at Apple,
Tesla, and Seismic. 120+
patents.



Kar Han Tan Ph.D.
Chief of AI

20+ years leading R&D,
Computer Vision,
Advanced Development at
Singtel, HP, Epson. 60
patents; 5,000 citations.



Greg Springer
Chief Scientist

25+ years as Director and
VP Engineering at Apple,
Google, and Immersion.

We're named on 1,000+ patents.
We've created $100B+ in value.

  



PROPRIETARY PATENTS & IP
ENABLE OUR BREAKTHROUGHS…

… to create an amazingly human experience.



BREAKTHROUGH ROBOTICS   AUTONOMY & PILOTING   SMART WEARABLES

ATOM LIMBS IS COMING IN 2023

Atom Touch will be neurally & non-invasively mind-controlled, offer near-full range of human motion, and restore a basic sense of touch, all worn with a revolutionary apparel attachment system.



Breakthrough mini motor technology

Revolutionary human attachment

Haptics-driven basic sense of touch

Intuitive neural mind control

50% lighter than competition

All day battery & use

24/7 Concierge and Health Coach

Designed for real life, not just tasks

"Amazing! But how does it work?"

Great question! One we get all the time. It's simpler than you might think...

Movement occurs when a person's brain sends signals down their spinal cord and into nerves in the corresponding muscle. After limb loss, the nerves are still intact but don't have anything tangible to control. Using a state-of-the-art bracelet worn around the residual limb to capture and read signals from the wearer's healthy residual muscles, Atom Touch moves as intuitively as a natural limb—and even has a basic sense of touch...

Our never-before-shown prototype developments include an innovative "apparel-like" attachment system, cuff, and socket, all for the most natural look and feel on the market...

NOW THE IMPOSSIBLE
IS POSSIBLE

This revolutionary, mind-controlled bionic arm is able to mimic the intuitive movements of a natural limb. Individually dexterous fingers empower natural movement, and a simple thought is enough to make Atom Touch grasp, grip, push, pull, curl, wave, write, or type...

Atom Touch is the **only** prosthetic hand in the world that allows individual finger movement.



Piano fingering by a beta user, never before possible.

The world has never seen a mind-controlled prosthetic limb before, because one has never been successfully created—until now. "Competitors" don't even come close to matching this unrivaled tech.

PEOPLE CAN'T
GET ENOUGH



I'm blown away. I've been armless for over 20 years and this is the first time I see something I'd actually wear.

Tyler Hayes I so badly want that! Looking forward to be able to hold my new grandson ❤️
Like · Reply · 2h

Demand for Atom grows every day

80% of waitlistees are "extremely interested"

DEMAND IS GROWING FAST



Disabilities rates are rising dramatically as the US population ages

% of U.S. adults with **self-care** disability

% of U.S. adults with **ambulatory** disability

Source: Statista, 2021

PHYSICAL DISABILITY = $800B MARKET IN U.S.

1 in 4	+	47,000,00	+	$17,431
Americans live with a disability		Americans live with a physical disability		Average Annual Disability Health Expenditures / Person

WE HAVE A CLEAR & DIRECT PATH TO COMMERCIALIZATION

Q1 2021 - Q3 2021		Q3 2021 - Q4 2022		Q1 2023	Q3 2023
Proof of concept	Core leadership team built	Beta Prototype & Research Sales	XVT Process	FDA-Cleared Market Launch	International Sales

WE'RE BRINGING SUBSCRIPTIONS TO A DINOSAUR INDUSTRY



CUSTOMER JOURNEY FOR THE DIRECT-TO-CONSUMER ERA



Why this pricing model?

Atom's planned subscription plan (1) reduces upfront costs by 75% in Year 1 and (2) covers ongoing upgrades, repairs and replacements — creating recurring value for our customers.

WE'RE POISED FOR RAPID GROWTH

The world is taking notice. From being featured on CBS's 60 Minutes to the New York Times, Forbes, PBS NewsHour, Fast Company, Axios, freethink, Motherboard, and more… Atom Limbs is making a BIG impression in tech, medical, and mainstream circles.

"The most advanced robotic arm in the world."
Quartz

"Amazingly human. A breakthrough."
60 Minutes

"Like something out of space come to Earth."
CNN





PBS NEWS HOUR

The New York Times

MOTHERBOARD

QUARTZ

FAST@MPANY

INVEST NOW AND GET EXCLUSIVE PERKS

We're ending ~~physical disability~~.

Join us.

Downloads

Atom Limbs - Investor Presentation.pdf